■ SIT INVESTMENT ASSOCIATES, INC. ■

INTERNATIONAL INVESTMENT OUTLOOK & STRATEGY

JULY 11, 2011

INVESTMENT OUTLOOK

We expect to see modest global economic growth of around +3.0 percent in 2011, slightly lower than our previous projection given the impact of the Japanese events. While the Japanese earthquake, tsunami, and nuclear disasters will impact the global economy over the next few quarters, this will be more of a one-time event than a sustained negative impact. Barring a global economic slowdown driven by other factors, we expect slightly higher growth in 2012, particularly in Japan. The risks mentioned in the last quarterly outlook remain unchanged: sovereign debt problems in Europe, municipal debt concerns in the U.S., economic slowdown in China and the rest of Asia, and inflationary concerns exacerbated by interest rate hikes. U.S. GDP growth is expected to be modest at +2.3 percent in 2011, down from +2.9 percent in 2010. High unemployment, the weak U.S. dollar, and a weaker consumer are all factors contributing to this modest growth. While sovereign debt issues remain in Europe, euro area GDP growth in 2011 is still expected to be solid at +2.0 percent thanks to the export-oriented countries of Germany, France, and Austria. Emerging Europe will continue to be stronger than Western Europe given its export-oriented and resource focus. In Japan, we again reduced our 2011 GDP forecast to -1.0 percent as the region faces the effects of the March 11th disaster. In 2012, we expect to see a pickup in GDP growth thanks to rebuilding efforts. While growth is modestly slower than last year in Asia ex-Japan, it continues to be the region of strength. We anticipate growth near +8.0 percent in 2011. There are concerns that a significant slowdown, or hard landing, in China will derail global economic growth. We agree this is a concern but think the Chinese government is being proactive in modestly slowing activity or "tapping the brakes," and this will not lead to a hard landing. We still anticipate growth of at least +9.0 percent in 2011 for China. Emerging Asian markets continue to be in a secular bull market, driven by stronger economic growth, increasing foreign reserves, and lower-debt-to-GDP ratios. Our 2011 GDP growth estimate for Latin America is +4.5 percent, fueled by investments, consumer spending, and raw material exports. See Exhibit A for our global economic forecasts.

Inflation continues to be an issue in both developed and emerging markets as seen in Exhibit B. Higher food, energy, and commodity prices resulting from strong developing markets growth are driving inflation in all economies. Exhibit C illustrates how commodity prices have stabilized somewhat but are still all at very high levels. Inflation throughout Europe is well above central bank "ceilings" of +2.0 percent. In the euro area, May inflation was at +2.7 percent while inflation in the UK was significantly higher at +4.3 percent. Japan's deflationary environment is starting to reverse as the country begins to rebuild its infrastructure and businesses resume operations following the earthquake. China's inflation rate reached a three-year high of +6.4 percent in June, and we expect it to show some easing soon. India's inflation hit +9.1 percent in May; Hong Kong's was +5.2 percent in May, a 34-month high; and South Korea was at +4.4 percent in June. In Latin America, Brazil's 12-month inflation of +6.6 percent is above the top end of the inflation range of +2.5 to +6.5 percent. Given the ever more apparent inflation risks in Asia ex-Japan and Latin America, central banks have taken several measures to slow economic growth and tame inflation, such as raising short-term interest rates and restricting money supply growth.

Several central banks throughout the world are under significant pressure to raise rates to combat rising inflation. Last week, the European Central Bank (ECB) raised rates 25 basis points, the second time this year. Also, the minutes from the ECB meeting indicated a bias toward raising rates again sooner rather than later this year. It wouldn't surprise us to see the ECB raise rates another 25 basis points in the next six months. On the other hand, the Bank of England (BOE), which is facing modestly slower growth in the UK, seems to be following the lead of the U.S. where we don't anticipate any rate increases until 2012. Most Asian and Latin American economies raised interest rates this past quarter to curtail inflation and slow economic growth, and we believe will continue to do so for the remainder of 2011. To tackle the inflation problem, the People's Bank of China recently raised interest rates for a third time this year and hiked the reserve requirement ratio for banks six times this year. In response to higher inflation, Brazil's central bank hiked its benchmark Selic rate by 50 basis points to 12.25 percent during the June quarter. Conversely, given Japan's improving, but still deflationary environment, we don't expect the Bank of Japan to raise rates in the intermediate term. Exhibit D illustrates select central bank rate movements.

As has been the trend for the past year, most European currencies continued to appreciate relative to the U.S. dollar in the June quarter. The Swiss franc saw the strongest appreciation, up +8.7 percent. We have been surprised with the strength of European currencies relative to the U.S. dollar, but believe they will gradually weaken throughout the year as European debt issues remain unresolved and economic growth remain muted. For the most part, Asian and Latin American currencies have also been stronger. We expected the Japanese yen to weaken in the June quarter, but it remained quite strong relative to the U.S. dollar given the Bank of Japan's unwillingness to expand its balance sheet. Additionally, the yen is now viewed as a safe-haven currency. Exhibit E illustrates how central bank balance sheet policies differ dramatically. The Chinese renminbi continues to gradually appreciate and we expect this to continue throughout 2011. Exhibits A, F, and G show our currency forecast and recent currency performance.

Global equity valuations continue to be attractive relative to historical levels. As highlighted in Exhibit H, all markets are trading at discounts to their post-1990 averages. The world's 12-month forward price-earnings multiple is 11.7x, or a -29.5 percent discount to its historical average of 16.6x. On an enterprise value-to-EBITDA ratio, all markets are attractively priced with the exception of Asia ex-Japan, which trades at a modest +5.7 percent premium. Exhibit I illustrates that profitability levels, dividend yields, and return on equity ratios are quite strong on a global basis, suggesting that corporations are in a healthy position and have the ability to generate strong earnings. Attractive valuations and strong earnings should deliver good equity market returns.

INVESTMENT STRATEGY

In the June quarter, international equity markets were decisively down in both local currency and U.S. dollar terms. While some markets, such as Germany, New Zealand, Chile, the Philippines, and Indonesia generated positive returns, most were negative. The concerns of a worldwide economic slowdown weighed on global equity markets. On an industry basis, more defensive-type and lower-beta industries exhibited positive performance while commodity-exposed, cyclical-related, and higher-beta industries declined. The lower-beta industries included pharmaceuticals, health care, and consumer staple companies while the higher-beta industries included energy, materials, banks, and capital goods. The latter group declined during the June quarter on concerns that a slowdown in China would lead to a reduction in infrastructure activity and a drop in material and energy prices. Banks stocks underperformed due to the debt crisis in Europe.

In our developed market international portfolios, our strategy is to continue to maintain a significant weight in Europe, but to underweight the region versus the benchmark. Our European weight composition includes companies with exposure to emerging markets, global exporters, and domestic consumption growth. Given the still uncertain debt crisis in Europe and potential ramifications to the banking sector, we remain underweight European banks. While the portfolio remains significantly underweight Japan, we are materially reducing the underweight by increasing exposure in export-related and infrastructure-rebuilding companies. We believe these companies will outperform over the next twelve months as the rebuilding in Japan takes hold. Conversely, we continue to overweight Asia ex-Japan with exposure to material-related stocks that are set to benefit from the resumption of exports to China, India, and now Japan. Moreover, we continue to hold consumer stocks that should benefit from increased spending by the lower, middle, and upper classes in Asia ex-Japan. We believe it is prudent in this volatile market to hold a diversified and high-quality portfolio, focused on companies with dominant market shares, strong sales and earnings growth, operating margin leverage, free cash flow, and healthy balance sheets. See Exhibit J for our international country allocation.

In our emerging market portfolios, we are maintaining an overweight in consumer-related, energy, and material stocks. The consumer theme is still intact in the Asian emerging economies. The population is large and consumption until now has been minimal, but should increase as economic growth continues and consumers upgrade their lifestyles. We are underweight the Chinese banks due to policy tightening concerns and renewed asset quality concerns, but valuations make the group interesting. In Latin America, we remain positive on resource-related securities along with consumer-related stocks. The higher energy and commodity prices are contributing significantly to growth in Latin America and are driving consumer strength. As the middle class continues to grow, our consumer-related holdings should benefit. The portfolio is underweight emerging Europe as we see better growth opportunities elsewhere. Exhibit K highlights our emerging markets country allocation.

KEY HIGHLIGHTS IN EUROPE

Export-Oriented Countries are the Growth Leaders

- For 2011, we continue to project euro area GDP growth of +2.0 percent. The export-oriented and Northern countries in mainland Europe continue to be the growth leaders while the Southern countries continue to be a drag on growth. The austerity measures are disproportionately impacting the Southern countries as they are finally being forced to confront their debt issues. Meanwhile, the UK is recovering but at a much slower pace than the rest of Europe. While Europe is experiencing growth, given the nature of the downturn, we would have expected a much stronger and faster recovery. As Exhibit L illustrates, this recovery is much slower than other recoveries.
- The industrial economy remains strong in Europe as German manufacturing orders and industrial output have almost rebounded to pre-crisis levels (see Exhibit L). We are watching this closely as we are likely in the later innings of the industrial recovery. More concerning is the lack of a consumer recovery. While retail sales have rebounded from their low, they are only growing modestly and we suspect that they will trend down as more austerity measures take hold. Additionally, sentiment is hitting new lows. This risk is reduced somewhat by the recent tick down in unemployment, but rising inflation and interest rates may more than offset the employment gains. See Exhibit L for retail sales growth and economic sentiment illustrations.

European Debt Concerns and Banking Issues

- While there is continuous rhetoric about the debt issues in Europe, no comprehensive solution has emerged to solve the debt crisis. Consequently, as seen in Exhibit M, yield spreads remain at or near all-time highs, and the cost of insuring sovereign debt is hitting record levels. Two quarters ago, we highlighted that credit default swaps suggested that Portugal, Italy, Ireland, Greece, and Spain (the "PIIGS") were rated too high by global rating agencies. Since then, we've seen several rating downgrades (see Exhibit M). These sovereign debt issues will, in all likelihood, not be resolved in 2011, especially for the PIIGS. The key question is the impact that these issues will have on the European and global markets, as well as the euro. We think that the specific markets will be impacted but do not believe that the rest of Europe and the world markets will be permanently derailed. Rather, the impact to the global equity market will be more temporary in nature.
- As mentioned last quarter, the health of the banks is still a big concern. Potential losses associated with Greek debt restructuring seem very manageable for European banks overall, but this is obviously a different story for individual banks with sovereign exposure. French banks, followed by German banks, have the highest exposure to Greek debt (see Exhibit N). Austerity measures were passed in Greece in order to receive additional emergency funds. Thus, default was averted, or at least postponed. Credit default swaps appear to be pricing the expectation that Greece will indeed default within the next five years. However, delays buy time for banks to continue to improve capital positions in order to absorb potential writedowns.
- The scenario that keeps investors up at night is a potential domino effect that spreads to Spain and Italy (an Armageddon scenario?). Spain's and Italy's debt burdens are a multiple of that of Greece, Portugal, or Ireland. However, we sense that the probability of this contagion scenario is overstated, but given the volatile market environment, this situation may worsen before it gets better.

KEY HIGHLIGHTS IN ASIA

Rebuilding Should Spur Economic Growth in Japan

- March quarter GDP growth was weak, but GDP should strengthen materially as supply chain issues are resolved. The March 11th earthquake, tsunami, and nuclear plant disasters cast a pall over the first preliminary estimates for March quarter GDP (i.e. down -3.7 percent quarter-over-quarter annualized). There was an abrupt contraction in economic activity on both the supply (i.e., supply chain disruptions and falling output due to power shortages) and demand fronts. We expect a substantial negative impact to continue in the June quarter. It is likely that from April to September there will be ongoing supply-side problems, but the negative impact should diminish. In the September quarter, production should pickup in manufacturing, especially the auto sector, as supply restrictions diminish (parts and materials). As expected, Japan posted a trade deficit in May (exports fell -10.3 percent year-over year and imports rose +12.3 percent). While manufacturing should pickup, the consumer remains quite weak (see Exhibit O).
- The Bank of Japan (BoJ) has kept a relatively bullish monetary stance for the yen. The BoJ has been unwilling to aggressively expand its balance sheet, thus supporting the yen. This is anticipated to continue. The BoJ expects the economy to "return to a sustainable growth path with price stability in the longer run." Along with the interest rate differential with the U.S., this should support a stronger yen.

Japan's Political Leadership Remains Uncertain

- Prime Minister Kan said he will resign after the passage of three key bills: 1) the second reconstruction bill; 2) the renewable-energy bill; and 3) the bond issuance bill. The passage of these bills are rather uncertain, given the lack of compromise. Parliament is expected to vote on the second $25 billion reconstruction budget bill to help Japan recover from the March 11th disaster. This is on top of the $50 billion emergency budget, or first reconstruction bill, that was approved in May. However, the passing of a third and more impactful reconstruction bill ($124 billion) will not likely pass while Mr. Kan is in power, as the opposition party is refusing to discuss it. The passing of the renewable-energy and bond issuance bills are more uncertain.

China's Economic Growth to Slow, but No Hard Landing

- Investor sentiment towards China has clearly turned negative, as various 'ticking time bomb' issues (property bubble, accounting fraud, local government debt) have dominated mainstream media. While these issues may challenge China's growth outlook, barring an external shock we continue to believe there is a low probability of a hard landing. While March quarter GDP growth of +9.7 percent year-over-year came in stronger than expected, we expect a more visible slowdown in the headline GDP numbers ahead as the tightening effects start to emerge.
- Recent industrial production and Manufacturing Purchasing Managers' Index (PMI) figures suggest a continued modest slowdown. Industrial production, after staying above 14 percent in the March quarter, trended back down to the 13-14 percent level. June's PMI of 50.9 was the weakest reading in 28-months, as seen in Exhibit P. Retail sales growth continued to moderate on slowing auto sales and weak housing-related retail sales.
- Fixed Asset Investment (FAI) data, however, has consistently surprised on the upside this year and is showing an acceleration year-to-date. For the first five months, FAI increased +25.8 percent, compared to +24.5 percent in 2010. Among them, real estate investment has been robust, despite tightening. While private housing investment is still strong, it is expected to slowdown later this year. On the other hand, social housing and the new projects launched for the 12th five-year plan should provide some buffer.
- In terms of trade, China's exports to developed economies decelerated significantly in May. The trade deficit in the March quarter was temporary, as expected, as it returned to a trade surplus of $46.7 billion in the June quarter. We expect further improvement for the rest of the year, as historical seasonality suggests.

- China's inflation reached a three-year high, but, as seen in Exhibit P, there are signs that we are close to a peak in inflation. The signs include: the favorable base effects, the money supply growth has already slowed sharply from late 2009 and is now back to more normal levels, economic growth seems on track to slow down, and the recent slump in global commodity markets.
- To tackle the inflation problem, the People's Bank of China continues to raise rates (see Exhibit P). While some analysts view the latest rate hike to be the last of the year, whether it will turn out to be true will depend on inflation and economic growth trends. Nevertheless, with the economy slowing down, if inflation turns out to be under control, the pressure for more aggressive tightening will be significantly reduced.
- On June 27th, China's National Audit Office released its audited report on the country's local government debt. According to the report, the local government debt stood at RMB10.7 trillion ($1.65 trillion) as of the end of 2010, or 27 percent of GDP (see Exhibit P). While alarming, taking into account China's low fiscal deficit, high nominal growth rate, and current unique fiscal system, we believe the problem is manageable and the chance that China will suffer a full-blown crisis from this is low.

Higher Interest Rates to Slow Asia ex-Japan Economic Growth

- In Asia ex-Japan we anticipate GDP growth of around +7.8 percent in 2011. While China may experience some modest slowing, the economies of India, Hong Kong, and South Korea remain robust. India's industrial production continues to rise; Hong Kong's April retail sales remained strong; Hong Kong home prices continue to appreciate; and South Korea's unemployment rate remains low. A key risk is that inflation remains at elevated levels in Asia. We anticipate further rate hikes and other tightening measures to combat the higher inflation. However, there are some signs of an improved inflation outlook. The latest survey shows India's rainfall to date in all regions is at 90 percent of the long-term average rainfall, which should alleviate inflation risks as agriculture accounts for about 20 percent of GDP. Further, the South Korean currency's strength should help with inflation concerns.
- Australia's March quarter GDP fell -1.2 percent quarter-over-quarter and grew +1.0 percent year-over-year due to the fall in coal exports from the floods in Queensland and the slowdown in global economic growth. Australia's economy should rebound in the June quarter on recovery in coal production and increased demand from China. Exhibit Q illustrates how China slowed its imports for commodities of copper, thermal coal, and iron ore by running down inventories. However, China's economic growth is still relatively strong and its appetite for commodities should resume.

KEY HIGHLIGHTS IN LATIN AMERICA

Brazil Inflation Still High, Peru Presidential Elections Surprise on the Downside

- Brazil's economy remains strong. It grew +4.2 percent year-over-year in the March quarter, even with high inflation. Inflation risks appear to be peaking as Brazil's latest central bank minutes concluded that "prospects for inflation have evolved favorably," which compares with the previous meeting's assessment that "the prospective inflation scenario [is] worsening". The latest minutes also implied that Brazil wants to keep interest rates accommodative to help the global economy.
- In Peru, leftist candidate Ollanta Humala won the presidential elections unexpectedly. He is less business-friendly, indicating a likely windfall tax and higher royalties on miners. Though he has since indicated a message of moderation to calm investors, we expect him to pursue his original agenda, which will result in a poor business environment in Peru.

EXHIBIT A

GLOBAL ECONOMIC ASSUMPTIONS
2011 - MODEST GDP GROWTH WITH RISING INFLATION

	GDP GROWTH				INFLATION			
	2009A	2010E	2011E	2009-2013 (5 Yr CAGR)	2009A	2010E	2011E	2009-2013 (5 Yr AVG)
Global Economy	**(0.9)%**	**3.6%**	**2.9%**	**2.5%**	**1.0%**	**2.3%**	**3.1%**	**2.4%**
United States	(2.6)	2.9	2.3	1.7	(0.3)	1.6	3.0	2.0
Euro Area	(4.0)	1.7	2.0	0.7	0.3	1.6	2.5	1.6
United Kingdom	(5.0)	1.3	1.2	0.5	2.2	3.2	4.5	2.9
Japan	(5.2)	4.0	(1.0)	0.6	(1.3)	(1.0)	0.0	(0.8)
Asia Ex Japan	5.5	8.0	7.8	7.5	1.8	4.5	5.5	4.3
Latin America	(2.0)	6.5	4.5	3.6	6.3	7.0	7.0	6.9

10-YEAR BOND YIELDS

	2008	2009	2010	2011	
	12/31A	12/31A	12/31A	6/30A	12/31E
United States	2.2%	3.8%	3.3%	3.2%	3.5%
Euro (Germany)	2.9	3.4	3.0	3.0	3.3
Japan	1.2	1.3	1.1	1.1	1.1
United Kingdom	3.0	4.0	3.4	3.4	3.5

EXCHANGE RATES

	2008	2009	2010	2011	
	12/31A	12/31A	12/31A	6/30A	12/31E
Euro ($/€)	1.40	1.43	1.34	1.45	1.40
Japan (¥/$)	91	93	81	81	85
UK ($/£)	1.46	1.62	1.56	1.61	1.60

SOURCE: BLOOMBERG, MORGAN STANLEY, BANK OF AMERICA/MERRILL LYNCH, AND SIT INVESTMENT ASSOCIATES, INC., JULY 7, 2011

Exhibit B

Higher Inflation in 2011



Euro Area
EUROZONE CPI Y/Y %
May 2.7%
5 4 3 2 1 0 -1
1992 1995 1998 2001 2004 2007 2010
The United Kingdom
U.K. CPI Y/Y %
May 4.3%
8 6 4 2 0
1992 1995 1998 2001 2004 2007 2010
Japan
JAPAN CPI Y/Y %
May 0.3%
4 2 0 -2 -4
1992 1994 1996 1998 2000 2002 2004 2006 2008 2010
China
CHINA CPI Y/Y %
May 5.4%
30 25 20 15 10 5 0 -5
1992 1995 1998 2001 2004 2007 2010

Source ISI Group, July 7, 2011

Exhibit C

Commodities Weaker in the 2nd Quarter, but Still High

Oil Prices (+26.2%)


Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun

Gold Prices (+21.0%)


Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun

Copper Prices (+41.2%)


Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun

Corn Prices (+90.7%)


Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun

Source: Factset Research Systems, June 30, 2011

EXHIBIT D

CENTRAL BANKS ARE TAKING DIFFERENT PATHS

JUST RAISED RATES


10%
8
6
4
2
0
China
ECB
2007
2008
2009
2010
2011

TAKING A PAUSE


10%
8
6
4
2
0
India
Australia
Poland
2007
2008
2009
2010
2011

HOLDING THEM DOWN


10%
8
2
U.K.
U.S.
Japan
2007
2008
2010
2011

SOURCE: THE WALL STREET JOURNAL, JULY 8, 2011

Exhibit E

Balance Sheet Policy Differs Country to Country


US
Federal Reserve (Bil $)
Size of B/S
Excess Reserves
Source: Haver Analytics
Japan
Bank of Japan (Tn ¥)
Size of B/S
Total Reserves
Source: Haver Analytics
Euro Area
Eurosystem (Bil €)
Size of B/S
Total Reserves
Source: Haver Analytics
UK
Bank of England (Bil £)
Size of B/S
Total Reserves
Source: Haver Analytics

Source: Morgan Stanley Research, July 6, 2011

EXHIBIT F

INTERNATIONAL MARKET PERFORMANCE
MIXED PERFORMANCE IN 2ND QUARTER 2011

	2nd Quarter 2011			Year-to-Date 6/30/11		
	Market %Chg		Currency	Market %Chg		Currency
ASIA PACIFIC REGION	US$	Local	%Chg	US$	Local	%Chg
Australia (ASX)	(2.1)	(5.5)	3.5	0.4	(3.5)	4.4
Hong Kong (HSI)	(4.8)	(4.2)	(0.0)	(2.9)	(2.8)	(0.1)
Japan (NIK225)	3.3	0.6	2.6	(3.6)	(4.0)	0.4
New Zealand (NZX50)	10.0	1.6	8.3	11.6	5.5	5.7
Singapore (STI)	3.2	0.5	2.7	2.1	(2.2)	4.4
China (SHCH A)	(4.4)	(5.6)	1.3	0.3	(1.6)	1.9
India (BSE100)	(3.1)	(2.9)	(0.2)	(8.1)	(8.2)	0.0
Indonesia (JSX)	7.3	5.7	1.5	10.3	5.0	5.1
Korea (KOSPI)	2.5	(0.3)	2.7	8.9	2.4	6.3
Malaysia (KLSE)	2.5	2.2	0.3	6.2	4.0	2.1
Philippines (PSE)	6.0	5.8	0.2	3.3	2.1	1.1
Taiwan (TAIEX)	2.0	(0.4)	2.4	(2.1)	(3.6)	1.5
Thailand (SET)	(2.1)	(0.6)	(1.6)	(1.1)	0.8	(1.9)

	2nd Quarter 2011			Year-to-Date 6/30/11		
	Market %Chg		Currency	Market %Chg		Currency
LATIN AMERICA	US$	Local	%Chg	US$	Local	%Chg
Argentina (MERVAL)	(2.1)	(0.8)	(1.3)	(7.7)	(4.6)	(3.2)
Brazil (IBOV)	(5.3)	(9.0)	4.1	(4.3)	(10.0)	6.3
Chile (IPSA)	5.9	3.5	2.3	(1.6)	(1.5)	(0.1)
Mexico (IPC)	(0.9)	(2.4)	1.5	(0.3)	(5.2)	5.2
Peru (BVL)	(12.4)	(14.0)	1.9	(17.6)	(19.2)	2.1

	2nd Quarter 2011			Year-to-Date 6/30/11		
	Market %Chg		Currency	Market %Chg		Currency
AFRICA/MIDDLE EAST	US$	Local	%Chg	US$	Local	%Chg
Israel (TA-100)	(6.7)	(8.6)	2.1	(7.3)	(10.9)	4.1
Morocco (MADEX)	(3.8)	(5.4)	1.8	(3.0)	(9.0)	6.6
Pakistan (KSE100)	5.1	5.8	(0.7)	3.5	3.9	(0.4)
South Africa (FTSE/JSE)	(1.3)	(1.1)	(0.3)	(3.2)	(0.8)	(2.4)

	2nd Quarter 2011			Year-to-Date 6/30/11		
	Market %Chg		Currency	Market %Chg		Currency
EUROPE	US$	Local	%Chg	US$	Local	%Chg
Austria (ATX)	(1.9)	(4.0)	2.2	2.9	(4.7)	8.1
Belgium (BEL20)	(1.3)	(3.4)	2.2	7.8	(0.2)	8.1
Finland (OMXH)	(8.7)	(10.7)	2.2	(5.3)	(12.3)	8.1
France (CAC 40)	2.0	(0.2)	2.2	13.1	4.7	8.1
Germany (DAX)	7.0	4.8	2.2	15.3	6.7	8.1
Greece (ATHEX)	(14.9)	(16.7)	2.2	(2.2)	(9.5)	8.1
Ireland (ISEQ)	5.0	2.7	2.2	10.6	2.4	8.1
Italy (S&P/MIB)	(5.1)	(7.1)	2.2	8.1	0.1	8.1
Netherlands (AEX)	(5.1)	(7.1)	2.2	3.5	(4.2)	8.1
Portugal (PSI)	(3.5)	(5.5)	2.2	4.3	(3.5)	8.1
Spain (IBEX35)	0.1	(2.0)	2.2	13.6	5.1	8.1
Denmark (OMXC 20)	(5.8)	(7.7)	2.1	1.7	(5.2)	8.0
Norway (OSE)	(2.4)	(5.3)	3.1	4.6	(3.4)	8.3
Sweden (OMXSA-S)	(2.9)	(2.8)	(0.0)	2.3	(4.0)	6.5
Switzerland (SMI)	5.7	(2.7)	8.7	6.4	(3.9)	10.7
United Kingdom (FTSE)	0.8	0.6	0.2	3.3	0.8	2.5
Czech Rep (PX)	0.5	(2.5)	3.1	11.5	0.0	11.4
Poland (WIG)	2.8	(0.6)	3.4	9.7	1.9	7.6
Turkey (ISE100)	(6.7)	(1.8)	(4.9)	(9.2)	(4.1)	(5.2)
Russia (RTS)	(6.7)	(6.7)	1.8	7.7	7.7	9.4

	2nd Quarter 2011			Year-to-Date 6/30/11		
	Market %Chg		Currency	Market %Chg		Currency
NORTH AMERICA	US$	Local	%Chg	US$	Local	%Chg
Dow Jones Industrial Avg	0.8	0.8		7.2	7.2	
S&P 500	(0.4)	(0.4)		5.0	5.0	
NASDAQ	(0.3)	(0.3)		4.5	4.5	
Canada (TSE)	(5.0)	(5.8)	0.8	1.9	(1.1)	3.0

SOURCE: FACTSET RESEARCH SYSTEMS, JUNE 30, 2011

EXHIBIT G

A WEAKENING U.S. DOLLAR


Exchange Rate
$ Weak
Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun


Exchange Rate
$ Weak
Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun


Exchange Rate
$ Weak
Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun


Exchange Rate
$ Weak
Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun

SOURCE: FACTSET RESEARCH SYSTEMS, JUNE 30, 2011

Exhibit H

Global Equity Valuations Attractive

12-Month Forward P/E Ratio

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	12.5	10.3	9.8	13.3	12.2	11.7
Post 1990 Average	16.3	14.3	12.7	32.8	14.0	16.6
Discount/Premium	*-23.3%*	*-28.0%*	*-22.8%*	*-59.5%*	*-12.9%*	*-29.5%*

Enterprise Value/EBITDA (ex Financials)

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	8.7	6.6	7.7	6.7	9.3	7.7
Post 1990 Average	9.7	6.9	7.7	9.6	8.8	8.7
Discount/Premium	*-10.3%*	*-4.3%*	*0.0%*	*-30.2%*	*5.7%*	*-11.5%*

Source: Nomura International plc, Europe, July 3, 2011

EXHIBIT I

PROFITABILITY ABOVE HISTORICAL AVERAGE ACROSS THE GLOBE



Limited potential upside to profitability in all regions
Datastream indexes: trailing profit margins
Europe
Asia-Pacific
Americas
15
10
5
12.0
8.8
7.1
82 84 86 88 90 92 94 96 98 00 02 04 06 08 10 12
Shaded areas = U.S. recessions



DY 2011E by Region
N. America
Japan
Global
Latin America
Asia Pac ex Jp
CEEMEA
United Kingdom
Europe
Europe ex UK
0 1 2 3 4 5
Source: CIRA and FactSet



RoE 2011E by Region
CEEMEA
United Kingdom
Latin America
N. America
Asia Pac ex Jp
Europe
Global
Europe ex UK
Japan
Source: CIRA and FactSet

SOURCE: BROCKHOUSE COOPER, JULY 6, 2011 AND CITIGROUP GLOBAL MARKETS, JUNE 17, 2011

Exhibit J

Sit EAFE+ Representative Portfolio
Country Allocation

Asia Pacific

	Portfolio Weights 6/30/2011 ACTUAL[1]	Portfolio Weights 9/30/2011 TARGET	MSCI EAFE[2]
Australia	8.5 %	8.5 %	10.3 %
Hong Kong	3.6	5.0	4.8
Japan	11.6	16.0	20.0
New Zealand	0.0	0.0	0.1
Singapore	0.0	0.0	1.7
China	1.6 %	1.5 %	0.0 %
India	0.0	0.0	0.0
South Korea	1.9	2.0	0.0
Taiwan	0.8	1.0	0.0
Thailand	0.0	0.0	0.0
TOTAL	30.0 %	34.0 %	36.9 %
Asia ex Japan	18.4 %	18.0 %	16.9 %

Europe

	Portfolio Weights 6/30/2011 ACTUAL[1]	Portfolio Weights 9/30/2011 TARGET	MSCI EAFE[2]
Austria	0.0 %	0.0	0.3 %
Belgium	0.0	0.0	1.0
Finland	0.0	0.0	1.0
France	9.1	9.0	10.5
Germany	7.1	7.0	9.0
Greece	0.0	0.0	0.2
Ireland	0.0	0.0	0.3
Italy	2.1	2.0	2.8
Netherlands	1.6	1.5	3.6
Portugal	0.0	0.0	0.3
Spain	3.6	3.5	3.6
Czech Republic	0.0 %	0.0	0.0 %
Denmark	1.0	0.5	1.1
Luxembourg	0.0	0.0	0.0
Norway	0.8	1.0	0.8
Poland	0.4	0.0	0.0
Sweden	2.2	2.0	3.1
Switzerland	11.1	11.0	8.3
Great Britain	18.0	18.0	16.5
TOTAL	57.0 %	55.5 %	62.4 %
Euroland	23.5 %	23.0 %	32.5 %

Others

	Portfolio Weights 6/30/2011 ACTUAL[1]	Portfolio Weights 9/30/2011 TARGET	MSCI EAFE[2]
Argentina	0.0 %	0.0	0.0 %
Brazil	1.7	1.0	0.0
Bermuda	1.2	1.0	0.0
Chile	0.0	0.0	0.0
Mexico	0.8	0.5	0.0
Peru	0.9	0.0	0.0
Israel	1.0	1.0	0.7
South Africa C	0.6	0.5	0.0
Canada	4.6	4.0	0.0
United States	1.2	1.5	0.0
TOTAL	12.0 %	9.5 %	0.7 %

Cash and Total

	Portfolio Weights 6/30/2011 ACTUAL[1]	Portfolio Weights 9/30/2011 TARGET	MSCI EAFE[2]
CASH	0.9 %	1.0 %	0.0 %
EQUITY	99.1	99.0	100.0
TOTAL	100.0 %	100.0 %	100.0 %

1 Based on Representative Client Portfolio
2 Morgan Stanley Capital International – June 30, 2011

Source: Sit Investment Associates, Inc., July 7, 2011

EXHIBIT K

SIT EMERGING MARKETS REPRESENTATIVE PORTFOLIO
COUNTRY ALLOCATION

ASIA PACIFIC

	Portfolio Weights 6/30/2011 ACTUAL[1]	Portfolio Weights 9/30/2011 TARGET	MSCI Emerg Mkts [2]
Australia	6.6 %	6.0 %	0.0 %
China	19.5	20.0	15.1
Hong Kong	2.9	4.0	2.2
Singapore	0.5	0.5	0.0
India	5.7 %	6.0 %	7.4 %
Indonesia	2.1	2.5	2.6
Malaysia	0.0	0.0	3.2
Morocco	0.0	0.0	0.2
Pakistan	0.0	0.0	0.0
Philippines	1.1	1.0	0.6
South Korea	11.0	12.0	14.8
Taiwan	4.9	5.0	11.1
Thailand	1.7	2.0	1.7
TOTAL	56.1 %	59.0 %	58.7 %

OTHERS

	Portfolio Weights 6/30/2011 ACTUAL[1]	Portfolio Weights 9/30/2011 TARGET	MSCI Emerg Mkts [2]
Argentina	0.0 %	0.0 %	0.0 %
Brazil	20.4	20.5	15.5
Chile	1.7	2.0	1.7
Colombia	0.0	0.0	0.8
Mexico	4.3	4.5	4.4
Peru	2.0	1.0	0.5
Venezuela	0.0	0.0	0.0
Egypt	0.0 %	0.0 %	0.3 %
Israel	0.8	0.5	0.0
South Africa	6.2	6.0	7.3
Jordan	0.0	0.0	0.0
United States	0.0 %	0.0 %	0.0 %
TOTAL	35.4 %	34.5 %	30.6 %

EUROPE

	Portfolio Weights 6/30/2011 ACTUAL[1]	Portfolio Weights 9/30/2011 TARGET	MSCI Emerg Mkts [2]
Austria	0.7 %	0.0 %	0.0 %
Czech Republic	0.0	0.0	0.4
Great Britain	0.7	0.0	0.0
Greece	0.0	0.0	0.0
Hungary	0.0	0.0	0.4
Luxembourg	0.0	0.0	0.0
Netherlands	0.0	0.0	0.0
Poland	0.5	0.0	1.7
Russia	4.3	4.5	6.8
Spain	0.0	0.0	0.0
Sweden	1.4	1.0	0.0
Turkey	0.0	0.0	1.4
TOTAL	7.6 %	5.5 %	10.7 %

CASH AND TOTAL

	Portfolio Weights 6/30/2011 ACTUAL[1]	Portfolio Weights 9/30/2011 TARGET	MSCI Emerg Mkts [2]
CASH	1.0 %	1.0 %	0.0 %
EQUITY	99.0	99.0	100.0
TOTAL	100.0 %	100.0 %	100.0 %

1 BASED ON REPRESENTATIVE CLIENT PORTFOLIO
2 MORGAN STANLEY CAPITAL INTERNATIONAL – JUNE 30, 2011

SOURCE: SIT INVESTMENT ASSOCIATES, INC., JULY 7, 2011

Exhibit L

A Subpar Recovery in Europe

A Subpar Recovery in Europe


Recession profiles
1974-1977
1980-1983
1992-1995
2008-2011
GDP level one quarter before the recession

Source: Bank of America/Merrill Lynch, July 1, 2011

Continued Strength in Germany Supporting Europe


Orders momentum remains solid
Manufacturing orders
Industrial output (rhs)

Source: Bank of America/Merrill Lynch, July 1, 2011

Retail Sales Weakening


EUROZONE NOMINAL RETAIL SALES ex AUTOS
3 Mo.Avg. Y/Y %
May 1.3%

Source: ISI Group, July 7, 2011

Economic Sentiment on the Decline



Source: Centre for European Economic Research, June 21, 2011

EXHIBIT M

TROUBLING DEBT LEVELS IN SHAKY EUROPEAN COUNTRIES


Spreading the Pain
The difference between yields on 10-year German bunds and debt of peripheral European nations
15 pct. pts.
10
5
0
Greece
Ireland
Portugal
Spain
Italy
2010
'11
Source: Tradeweb

Worst of the Worst

After Monday's downgrade, Greece is now the lowest-rated sovereign debt covered by S&P

COUNTRY	S&P RATING/ OUTLOOK
Greece	**CCC/Negative**
Jamaica	B-/Stable
Ecuador	B-/Stable
Pakistan	B-/Stable
Grenada	B-/Stable
Fiji	B-/Positive
Belarus	B/Watch Neg
Argentina	B/Stable
Belize	B/Stable
Ghana	B/Stable

Note: Some countries are unrated.
Source: Standard & Poor's

SOURCE: THE WALL STREET JOURNAL, MAY 31, 2011 AND JUNE 14, 2011

EXHIBIT N

SIGNIFICANT EXPOSURE TO GREEK DEBT


Risk Profile
Countries whose banks have the most exposure to Greece, in billions
Holdings of Greek sovereign debt
Germany
$22.65
France
14.96
U.K.
3.41
Italy
2.35
Belgium
1.77
U.S.
1.51
Holdings of Greek bank debt
U.K.
$2.59
Germany
2.24
France
2.15
U.S.
1.50
Switzerland
0.46
Japan
0.46
Notes: Figures are presented on an 'ultimate risk basis,' meaning net of certain guarantees and collateral. Data as of Dec. 31, 2010. Source: Bank for International Settlements

SOURCE: THE WALL STREET JOURNAL, JUNE 8, 2011

Exhibit O

Post-Earthquake Weakness in Japan


JAPAN INDUSTRIAL PRODUCTION
May: 89.2
120
110
100
90
80
70
98 99 00 01 02 03 04 05 06 07 08 09 10 11


JAPAN REAL TRADE DEFICIT
4 Qtr.Avg.
2011.1Q: 26.7
35
30
25
20
15
10
5
0
-5
1994 1996 1998 2000 2002 2004 2006 2008 2010




JAPAN NOMINAL RETAIL SALES
3 Mo.Avg. Y/Y %
May: -4.9%
8
4
0
-4
-8
96 98 00 02 04 06 08 10

Source: ISI Group, July 7, 2011 and June 20, 2011

Exhibit P

Anti-Inflation Measures Underway in China

China Manufacturing PMI Growth Slowing


PMI
PMI New Order
IP (RHS)

Source: Bank of America/Merrill Lynch, June 22, 2011

Peak in CPI Growth Appears Likely


CPI
Non-food CPI
Food CPI
YoY, %

Source: Morgan Stanley Research, July 11, 2011

People's Bank of China Continues to Hike Interest Rates


China Benchmark Interest Rates
Percent
1-year Lending
1-year Deposit

Source: ISI Group, July 6, 2011

Public Debt in China


Plumbing the Debts
China's public debt is more than 80% of GDP, according to independent estimates based on government data.
Local government debts 27%
Official central government debt 17
Central bank bills 10
Bank restructuring costs 9
Ministry of Railways 4
TOTAL

Source: The Wall Street Journal, June 2011

Exhibit Q

China Imports Slower Due to Inventory Drawdown



Imports slow, but for how long?
Copper & copper products*
('000 tonnes)
Exports
Imports
Net imports
500
400
300
200
100
0
2007
2008
2009
2010
11
Thermal coal imports*
(million tonnes)
12
10
8
6
4
2
0
2007
2008
2009
2010
11
Iron ore and concentrate imports*
(million tonnes)
Net imports
80
60
40
20
0
2007
2008
2009
2010
11
* Seasonally adjusted

Source: The Financial Times June 29, 2011